Filed by OMI Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: Stelmar Shipping Ltd
                                                   Commission File No. 001-15176

OMI Corporation announced today that it has filed a Schedule 13D with the U.S. Securities and Exchange Commission with respect to standstill and support agreements entered into with the founder of Stelmar Shipping Ltd. and his two siblings.

This release is not intended to constitute an offer to sell any OMI securities that might be issued in a potential transaction involving OMI and Stelmar nor an offer to purchase any Stelmar securities. Depending on future developments, OMI may file with the Securities and Exchange Commission a prospectus/proxy statement or other documents concerning a transaction which investors and securities holders should read if and when they become available. Such documents would contain important information about any transaction. Any such documents, when and if they become available, could be obtained free-of-charge from the SEC's web site at www.sec.gov. or from OMI, One Station Place, Stamford CT 06902, Attention: Corporate Secretary.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY OMI CORPORATION ON MAY 25, 2004:

OMI Files 13D with SEC

    STAMFORD, Conn.--(BUSINESS WIRE)--May 25, 2004--OMI Corporation
(NYSE:OMM):

    --  Confirms Its Commitment To Combine With Stelmar Shipping

    -- Combined Company Would Be One of Industry's Largest With Young Fleet and Attractive Charter Mix And Provide Enhanced Stock Liquidity For Shareholders

    -- Stelmar Founder and Family Have Agreed To Support Transaction, Represent 27% Of Stelmar Shares

    OMI Corporation (NYSE:OMM), a leading international provider of seaborne transportation services for crude oil and petroleum products, announced today that it has filed a Schedule 13D with the U.S. Securities and Exchange Commission. OMI is confirming its commitment to merge with Stelmar Shipping Ltd. (NYSE: SJH), an international provider of petroleum product and crude oil transportation services. OMI has proposed a stock-for-stock merger in which Stelmar shareholders would receive approximately 3.1 shares of OMI for each share of Stelmar. This exchange ratio would result in the shareholders of Stelmar owning 40.5% of the combined company. Alternatively, OMI would be prepared to provide up to 25% of the proposed stock consideration in cash.
    The proposed transaction would create one of the world's largest publicly traded tanker companies with one of the largest and youngest fleets in the industry. Including vessels on order, the combined company would have 84 vessels (greater than 90% double hulled) aggregating approximately 5.5 million dead weight tons. The average age of the combined company's fleet would be less than 7 years. The combination also brings increased operational flexibility and a broader customer base. Importantly, shareholders of the combined company would benefit from a larger public share float, which would increase stock liquidity.
    As previously announced, Stelios Haji-Ioannou, the founder of Stelmar, and certain members of his family, who together own approximately 27% of Stelmar's outstanding shares, have agreed to support the transaction and have entered into standstill and support agreements with OMI. OMI's Schedule 13D was filed in connection with those agreements.
    Craig H. Stevenson, Jr., Chairman and Chief Executive Officer of OMI Corporation, said "OMI and Stelmar are complementary and, together, we would create a stronger industry leader providing immediate and substantial benefits to our respective shareholders and customers. We believe that our proposal offers an attractive premium to Stelmar shareholders and also allows them to participate in the upside potential of the combined company. We are hopeful that we can work together with Stelmar's management team toward an agreed-upon, friendly transaction that is in the best interests of our respective shareholders. Reflecting the importance we attach to the Stelmar name, the proposed name for the combined company would be OMI-STELMAR, and we would intend to maintain a key office in Athens to benefit from the technical expertise resident there. We believe Stelmar shareholders would overwhelmingly support this transaction, if given the opportunity."
    In its 13D filing, the Company disclosed an offer letter sent on May 20, 2004 from OMI Chairman and CEO Craig Stevenson to Stelmar Chairman Nicholas Hartley, outlining the rationale of a business combination and setting forth the terms and timing upon which OMI would be prepared to proceed toward consummating a transaction.

    About OMI Corporation

    OMI Corporation is a leading international provider of seaborne transportation services for crude oil and petroleum products. Headquartered in Stamford, Connecticut, OMI has a fleet of 37 vessels, with an average age of approximately 6.3 years, aggregating approximately 3.0 million dwt and has six vessels on order at shipyards aggregating approximately 232,000 dwt. The Company is engaged in two aspects of vessel operation -- technical operation and commercial operation. OMI is the commercial operator of all its wholly owned vessels and a subsidiary, OMI Marine Services, LLC, is the technical operator. The Company has earned a reputation for safety and excellence in providing transportation services to independent and state-owned oil companies, major oil traders, government agencies and various other entities.

    About Stelmar Shipping Ltd.

    As described in the company's most recent SEC filings, Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the new buildings. With the delivery of five vessels expected by July 2004, and assuming no disposals, the Company's fleet of 36 tankers will expand to 41. The fleet will include two leased Aframax, and nine leased Handymax vessels. Following the delivery of all the new buildings, the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

    There can be no assurance that an agreement will be reached between the companies. It is currently anticipated that the consummation of any agreement would be subject to satisfaction of any regulatory or other conditions as well as any approval of shareholders of the companies that may be required.

    This release is not intended to constitute an offer to purchase any Stelmar securities nor an offer to sell any OMI securities that might be issued in a potential transaction involving OMI and Stelmar.

    Depending on future developments, OMI may file with the Securities and Exchange Commission a prospectus/proxy statement or other documents concerning a transaction which investors and securities holders should read if and when they become available. Such documents would contain important information about any transaction. Any such documents, when and if they become available, could be obtained free-of-charge from the SEC's web site at www.sec.gov. or from OMI, One Station Place, Stamford CT 06902, Attention: Corporate Secretary.

    FORWARD-LOOKING INFORMATION

    This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provided for under these sections. Forward-looking statements may include the words "would", "believes," "anticipates" or similar expressions. Where OMI expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. Such risks include, but are not limited to, the ability to consummate a transaction with Stelmar and integration of the combined businesses. All subsequent written and oral forward-looking statements attributable to persons acting on OMI's behalf are expressly qualified in their entirety by the cautionary statements. OMI disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

    CONTACT: Citigate Sard Verbinnen
             Paul Verbinnen / Jim Barron / Kim Levy, 212-687-8080 jbarron@sardverb.com